Federated Funds


                              Fidelity Bond Filing


                     Joint Insureds Agreement and Amendments








         Contents of Submission:


         1)(a) Copy of the Financial Institution Investment Company Asset Protection Bond ("Bond") received on January 8, 2010 for filing as required by Rule 17g-1(g)(B)(i);*


           (b) Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond ("Bond") received on January 20, 2010 for filing as required by Rule 17g-1(g)(B)(i);**


           (c) Copy of the Financial Institution Excess Follow Form Certificate ("Bond") received on February 23, 2010 for filing as required by Rule 17g-1(g)(B)(i);


         2) Copy of the resolutions of a majority of the Funds' Board and of the Executive Committee of the Funds' Board, respectively, approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule
         17g-1(g)(B)(ii);*


         3) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond;*


         4) As required by Rule 17g-1(g)(B)(iv), the period for which premiums have been paid is October 1, 2009 to October 1, 2010; and


         5) Copy of the amendment, received February 18, 2010, to the agreement between the investment company and all of the other named insureds as required by Rule 17g-1(g)(B)(v).





         * Incorporated by reference to the Fidelity Bond filing submitted on January 15, 2010.


         ** Incorporated by reference to the Fidelity Bond filing submitted on January 26, 2010.









FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:            FS 234-61-50 - 02

Name and Address of Insured:            Federated Investors, Inc.
                                        1001 Liberty Avenue
                                        Pittsburgh, PA 15222

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in
ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and
(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carriers (s) liability.

ITEM 1.  BOND PERIOD: from 12:01 a.m. on 10/01/2009 to 12:01 a.m. on 10/01/2010
                                         (inception)               (expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: $10,000,000 single loss Fidelity, Premises, Transit, Forgery or Alteration, Securities, Counterfeit Currency, Threat to Person, Computer Systems, Extended Computer, Telefacsimile.

ITEM 3.  UNDERLYING COVERAGE:

  A)   CARRIER:         Federal Insurance Company
       LIMIT:           $15,000,000 single loss subject to a $250,000 deductible
       BOND NUMBER:     8194-80-05
       BOND PERIOD:     10/01/2009  10/01/2010

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s): Rider No. 1 (Non-Cumulative)

ITEM 5.  By acceptance of this Bond, you give us notice canceling prior
Bond No. FS 234-61-50 - 01, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this 5th day of February, 2010.

                                  THE GREAT AMERICAN INSURANCE COMPANY

                                  By: Frank J. Scheckton, Divisional President (Attorney-in-Fact)
Excess Follow Form Certificate
10/2007 ed.










RIDER NO. 1

NON-CUMULATIVE RIDER


To be attached to and form part of Bond No.      FS 234-61-50 - 02


in favor of     Federated Investors, Inc.

It is agreed that:

1. In the event of a loss covered under this bond and also covered under Great American Insurance Company Bond FS 234-61-51 02 issued to Federated Investors, Inc., the Single Loss Limit of Liability under this bond shall be reduced by any payment under Bond No. FS 234-61-51 02 and only the remainder, if any, shall be applicable to such loss hereunder.


2. This rider shall become effective as of 12:01 a.m. on 10/01/2009 standard time.







                            JOINT INSUREDS AGREEMENT
Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated American Leaders Fund, Inc.; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.: Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund, Inc.; Federated Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective December 3, 2007, and agree as follows:


                               W I T N E S E TH :

         WHEREAS, the Parties have procured a joint insured fidelity bond program from Federal Insurance Company, Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA and St. Paul Mercury Insurance Company, which the parties have approved in form and amount (hereinafter referred to as "the Bond");

         WHEREAS, the Parties have determined that separate fidelity bond insurance should be arranged for Capital Preservation Fund, Federated International Funds, PLC, Federated Strategic Investment Series Fund, L.P. and Federated Unit Trust, these entities have been removed from this Agreement;

      WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

      WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

      NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

      1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

      2. Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

      3. This Agreement may be amended or modified by a written agreement executed by the Parties.

      4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

      5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.












         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

                           Cash Trust Series, Inc.
                           Cash Trust Series II
                           Edward Jones Money Market Fund
                           Federated American Leaders Fund, Inc.
                           Federated Adjustable Rate Securities Fund
                           Federated Core Trust
                           Federated Core Trust II, L.P.
                           Federated Equity Funds
                           Federated Equity Income Fund, Inc.
                           Federated Fixed Income Securities, Inc.
                           Federated GNMA Trust
                           Federated Government Income Securities, Inc.
                           Federated High Income Bond Fund, Inc.
                           Federated High Yield Trust
                           Federated Income Securities Trust
                           Federated Income Trust
                           Federated Index Trust
                           Federated Institutional Trust
                           Federated Insurance Series
                           Federated Intermediate Government Fund, Inc.
                           Federated International Series, Inc.
                           Federated Investment Series Funds, Inc.
                           Federated Managed Allocation Portfolios
                           Federated Managed Pool Series
                           Federated MDT Series
                           Federated Municipal Securities Fund, Inc.
                           Federated Municipal Securities Income Trust
                           Federated Premier Intermediate Municipal Income Fund Federated Premier Municipal Income Fund
                           Federated Short-Intermediate Duration Municipal Trust Federated Stock and Bond Fund, Inc.
                           Federated Stock Trust
                           Federated Total Return Series, Inc.
                           Federated Total Return Government Bond Fund
                           Federated U.S. Government Bond Fund
                           Federated U.S. Government Securities Fund: 1-3 Years Federated U.S. Government Securities Fund: 2-5 Years Federated World Investment Series, Inc.
                           Intermediate Municipal Trust
                           Money Market Obligations Trust


                             /s/ John W. McGonigle
                           John W. McGonigle, Secretary





                       Federated Joint Insured's Agreement
                                  Amendment #1
                            Dated September 30, 2008



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on December 3, 2007 be amended as follows:



Entity Name                                       Effective Date

CHANGE Federated Stock & Bond Fund, Inc. to       9/5/2008
         Federated Stock & Bond Fund




                                            /s/ John W. McGonigle
                                            John W. McGonigle, Secretary

                       Federated Joint Insured's Agreement
                                  Amendment #2
                            Dated September 30, 2009



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on December 3, 2007 be amended as follows:



Entity Name                                                     Effective Date

DELETE Federated American Leaders Fund, Inc.                    9/18/2009

ADD Federated Core Trust III                                    8/1/2009




                                            /s/ John W. McGonigle
                                            John W. McGonigle, Secretary

                       Federated Joint Insured's Agreement
                                  Amendment #3
                             Dated January 29, 2010



The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on December 3, 2007 be amended as follows:



Entity Name                                                      Effective Date

CHANGE Federated Stock Trust to Federated MDT Stock Trust            1/29/2010





                                            /s/ John W. McGonigle
                                            John W. McGonigle, Secretary